ATLAS PIPELINE PARTNERS, L.P.

ATLAS PIPELINE HOLDINGS, L.P.

July 7, 2008

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Atlas Pipeline Holdings, L.P.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 3, 2008

File No. 1-32953

Atlas Pipeline Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Form 8-K Filed September 14, 2007

File No.’s 1-14998

Dear Mr. Moran:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrants’ responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 20, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrants’ response to each comment and request is set forth immediately below the text of the applicable comment or request.

Consolidated Balance Sheets, page 67

1.	We note your response to comment 12 in our letter dated May 5, 2008. Please provide us with a basis in GAAP to support your conclusion netting the Anadarko receivable with minority interests is permissible. For example,

Mr. Michael Moran

•

Please tell us how you satisfy all of the criteria in paragraph 5 of FIN 39. Specifically tell us how the joint venture and Anadarko as the receivable counterparties and APL, as an intermediary party, satisfies the criteria required for a net presentation.

•

Please tell us if EITF 02-2 is applicable to this fact pattern. If so, tell us in detail how the receivable and the minority interest satisfy all of the criteria in paragraph 3 of the Issue to support your presentation.

•

Please tell us why the contingent future liquidation of APL’s capital balance in the joint venture is your expected basis for loan repayment. Please tell us if the receivable has stated payment terms including named parties, payment amounts and dates, as applicable, and how this factors into your determination.

Additionally please tell us how the composition of your balance sheet may be impacted by presenting the receivable and minority interest on a gross basis as well as the impact it may have on your debt instruments, if any at all.

Response: The Registrant notes the following background information with regard to the joint ventures that were formed to consummate APL’s acquisition of control of the Chaney Dell and Midkiff/Benedum systems:

•

APL contributed approximately $1.9 billion in cash and Anadarko contributed the Chaney Dell and Midkiff/Benedum system assets (valued at approximately $1.9 billion) to the joint ventures. The capital accounts of APL and Anadarko both reflect balances of approximately $1.9 billion in the joint ventures. In general, cash available for distribution is distributed 95% to APL and 5% to Anadarko;

•

Pursuant to Section 10.8(a) of each joint venture’s operating agreement, Anadarko’s capital account is required to be redeemed on July 30, 2037. In addition, Anadarko may elect to have the joint ventures redeem its capital account at any time after July 30, 2022.

•

The joint ventures (which are legally named “Atlas Pipeline Mid-Continent WestOk, LLC” and “Atlas Pipeline Mid-Continent WestTex, LLC”) paid approximately $1.9 billion in cash to Anadarko under a note agreement dated July 27, 2007. The maturity date of the note is July 30, 2042, and Anadarko may prepay the note receivable at any time. There are no other repayment terms;

•

The note agreements stipulate that the joint ventures’ note receivable from Anadarko will bear interest at a LIBOR rate, as defined in the agreements, plus a margin, which is based upon the credit rating of Anadarko as defined in the agreement;

•

Section 10.8(b) of each joint venture’s operating agreement also stipulates that, unless otherwise agreed upon by APL and Anadarko, the note receivable will be distributed to Anadarko in redemption of Anadarko’s capital account; and

Mr. Michael Moran

•

Each joint venture, APL and Anadarko have entered into the Master Offset Agreement, which states, in general, that in connection with the redemption of Anadarko’s capital account, the joint ventures will have the right to distribute the note receivable set-off against Anadarko’s capital account balance and vice versa.

The Registrant notes that paragraph 5 of FIN 39, “Offsetting of Amounts Related to Certain Contracts”, states the following:

“Opinion 10, paragraph 7, states that ‘it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists.’ A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. A right of setoff exists when all of the following conditions are met:

(a)	Each of two parties owes the other determinable amounts.

(b)	The reporting party has the right to set off the amount owed with the amount owed by the other party.

(c)	The reporting party intends to set off.

(d)	The right of set off is enforceable by law

A debtor having a valid right of setoff may offset the related asset and liability and report the net amount.”

The Registrant believes its presentation of the Anadarko note receivable as net against the minority interest liability balance within its consolidated balance sheet meets the criteria set forth in paragraph 5 of FIN 39 for right of setoff. This determination is based upon the fact that (i) the joint ventures and Anadarko both owe each other determinable amounts, (ii) each joint venture, as the reporting party since APL consolidates their results, has the right to set off the note receivable from Anadarko with its capital account balance in the joint venture per the operating agreement, (iii) the joint ventures intends to set off the note receivable balance against Anadarko’s capital account balance, and (iv) the right to set off is enforceable by law as it is embodied within a signed agreement.

The Registrant also notes that paragraph 3 of EITF 02-2, “When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purposes”, states that:

“… two or more financial instruments should be required to be combined for accounting purposes if all of the following four criteria are met:

•	The transactions or contracts are with the same counterparties (or are structured through an intermediary).

Mr. Michael Moran

•	The transactions or contracts are entered into in contemplation of one another.

•

The separate transactions or contracts share at least one underlying, and changes in that underlying (holding the other underlyings constant) result in at least one substantially offsetting change in fair value for those transactions or contracts.

•

The structure of the arrangement (separate contracts) does not serve a substantive business purpose that is fundamentally unrelated to the accounting (that is, the business purpose is not directly or indirectly based on the accounting result) and that could not have been accomplished in a single contract or transaction.”

The Registrant does not believe that EITF 02-2 is applicable to the fact pattern of its presentation of the Anadarko note receivable as net against the minority interest liability balance within its consolidated balance sheet. The Registrant believes that the transaction meets the first two of the paragraph 3 criteria of EITF 02-2 of (i) the transactions/contracts are with the same counterparties (the joint ventures and Anadarko) and (ii) the transactions/contracts were entered into in contemplation of one another as evidenced by the inclusion of such items within the wording of the agreements. However, the Registrant does not believe that the transaction meets the other paragraph 3 criteria of EITF 02-2. As such, the Registrant does not believe that this transaction meets the EITF 02-2 requirements that two or more financial instruments should be required to be combined for accounting purposes. However, as stated previously, the Registrant does believe that it meets the requirements of paragraph 5 of FIN 39 which allows the right of offset.

The Registrant notes that if it were to present the note receivable as an asset separately from the minority interest liability on its consolidated balance sheet, it would result in an approximate $1.9 billion increase in its total assets (which would reflect a long-term note receivable asset) and a $1.9 billion increase in its liabilities (which would reflect long-term minority interest liabilities). This change would have no impact on the Registrant’s debt covenant calculations or on any other compliance calculations.

Form 8-K/A filed September 14, 2007

Pro Forma Financial Data, Exhibit 5.6

2.

We have read your response to our prior comment 20 of our letter dated May 5, 2008. Your response states the financial statements you presented in exhibits to Form 8-K were carve out financial statements and this was noted in footnote (g). The financial statements you included in the exhibits to Form 8-K were clearly labeled as combined statements of revenues and direct operating expenses and there was no disclosure in footnote (g) or elsewhere in the document that identified the financial statements as “carve out”. Notwithstanding this fact, we note Ms. Overton’s speech of December 10, 1996 reminds companies to include expected indirect costs of the target in situations where the historical financial statements of the target only include direct revenues and costs. We also note the remarks made in Ms. Overton’s speech are consistent with

Mr. Michael Moran

Instruction 4 to Article 11 of Regulation S-X. However, we note expected indirect costs are considered to be forward looking information and you were expressly instructed not to include forward looking information in your pro forma statement of operations if the use of forward looking information was necessary to meaningfully present the effects of the acquisition. In future filings please ensure you comply with instructions provided in correspondence with the staff of the Commission. We further advise you that if you present pro forma financial statements related to future transactions involving carve out financial statements we would expect pro forma adjustments related to estimates of omitted indirect costs to be accompanied by disclosures that clearly identify the adjustment as forward looking and provide material assumptions used to calculate the adjustment.

Response: The Registrant notes the Staff’s comments above and will comply with future instructions provided in correspondence with the Staff of the Commission. Furthermore, the Registrant notes that it will follow the guidance provided by the Staff in future filings with regard to pro forma adjustments regarding omitted indirect costs for transactions involving carve out financial statements.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel at (215) 717-3387.

Very truly yours,

/s/ Sean P. McGrath
Chief Accounting Officer